Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 19, 2022

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-265863
Investment Company Act Registration No: 811-05037

Dear Ms. Hamilton and Mr. Sutcliffe:

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 27, 2022, August 5, 2022 and August 18, 2022, regarding the Trust’s Registration Statement filed June 27, 2022 on Form N-14 and the Pre-Effective Amendment No. 1 (“Pre-Ef No. 1”) to the Registration Statement filed July 20, 2022. The Form N-14 and Pre-Ef No. 1 were filed under the Securities Act of 1933, as amended (the “1933 Act”) regarding the reorganization of the Zeo Short Duration Income Fund and Zeo Sustainable Credit Fund, each a series of Northern Lights Fund Trust (“Target Funds”) into the Osterweis Short Duration Credit Fund and Osterweis Sustainable Credit Fund, respectively, each new series of the Trust (the “Acquiring Funds”). The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses.

The Trust’s responses to your comments are as follows:

Accounting Comments

1.Accounting Comment: Is there an updated Operating Expenses Limitation Agreement (“OELA”) that needs to be filed? The OELA that was filed terminates August 31, 2023. If so, please include in the next pre-effective amendment filing.

Response: The Trust will include with the next pre-effective amendment to the Form N-14 a copy of the OELA between it and Osterweis Capital Management (the “Adviser”) on behalf of the Acquiring Funds. The OELA indicates that the term is for two years from the date of the Reorganization (i.e., anticipated to be on or around October 10, 2022).

2.Accounting Comment: Please state supplementally whether the reorganizations are contingent on each other. If so, please add appropriate disclosure.

Response: The Trust had added the following disclosure throughout the N-14:

The merger of each Target Fund into its corresponding Acquiring Fund will be treated as a separate Reorganization. Accordingly, shareholder approval and consummation of each Reorganization are not contingent on shareholder approval and consummation of any other Reorganization. That said, if the Plan is not approved by the Zeo Short Duration Income Fund’s shareholders or the Zeo Sustainable Credit Fund’s shareholders, then such Zeo Fund will continue to operate and the Northern Lights Fund Board may take any further action it deems to be in the best interest of the Zeo Fund and its shareholders, in all cases subject to approval by the Zeo Fund’s shareholders if required by applicable law.

3.Accounting Comment: Regarding the Q&A response to question 4, please review the phrase “the assumption by each Target Fund of all of the liabilities of the corresponding Acquiring Fund” and revise as needed. Additionally, per the comment provided on August 18, 2022, please review the phrase “the distribution of the shares of each Target Fund pro rata to the shareholders of the corresponding Acquiring Fund.” It appears that the “Target” Fund needs to be replaced with “Acquiring” Fund and vice versa in both instances.

Response: The Trust responds by revising the referenced disclosure as shown below:

The Reorganization Agreement provides for: (1) the transfer of all of the assets of each Target Fund in exchange for shares of beneficial interest of the corresponding Acquiring Fund (as shown below), and the assumption by each ~~Target~~ Acquiring Fund of all of the liabilities of the corresponding ~~Acquiring~~ Target Fund, and (2) the distribution of the shares of each Acquiring ~~Target~~ Fund pro rata to the shareholders of the corresponding ~~Acquiring~~ Target Fund in complete liquidation and termination of the Target Funds.

4.Accounting Comment: Be sure to update references where appropriate to April 30, 2022, including corresponding information. See page 41 for the Advisory fee information as an example. Additionally, per the comment provided on August 18, 2022, please supplementally explain any differences between the numbers provided and the amounts reported in the Target Funds’ annual shareholder report dated April 30, 2022.

Response: The Trust responds by updating all references to the most recent fiscal year ended April 30, 2022. The Adviser confirms supplementally that the amounts shown in the proposed disclosure below are correct. The Statement of Operations within the Target Funds’ Annual Report dated April 30, 2022 correctly notes that the then-Adviser, Zeo Capital Advisors, LLC, earned $71,448 during the fiscal year ended April 30, 2022. However, the Notes to Financial Statements incorrectly stated that Zeo Capital Advisors, LLC waived fees in the amount of $117,579. In actuality, the then-Adviser waived fees of $71,448 and also paid other Fund expenses of $46,131, totaling $117,579. Accordingly, the referenced paragraph has been updated as follows:

For its advisory services to the Target Funds, Zeo was entitled to an investment advisory fee, calculated daily and paid monthly at an annual rate of 0.75% of the average daily net assets of each Fund. For the fiscal year ended April 30, 2022~~2021~~, the Zeo Short Duration Income Fund paid Zeo ~~$1,933,522~~ $1,740,152 in investment advisory fees. For the fiscal year ended April 30, 2022~~2021~~, the Zeo Sustainable Credit Fund accrued ~~$113,376~~ $71,448 in advisory fees, all of which were waived.

5.Accounting Comment: The footnote to the Fee table regarding the items excluded from the Fund’s OELA does not align with the definition in the OELA dated May 1, 2022, filed as an exhibit with Part C. Please reconcile. Additionally, per the comment provided on August 18, 2022, please review the last sentence of Footnote (3) to determine whether it, in fact, applies to the Osterweis Sustainable Credit Fund.

Response: The Trust has revised Footnote (2) disclosure so that it properly aligns with the OELA dated May 1, 2022. Additionally, the Trust has revised Footnote (3) disclosure so that it aligns with the OELA dated October 10, 2022, to add the new Funds. Finally, the Trust has reviewed the last sentence of Footnote (3) and concluded that it does not apply to the Osterweis Sustainable Credit Fund. Accordingly, the Trust removed that sentence in its entirety. The revised disclosure is shown below:

(2) Osterweis has contractually agreed to reduce its investment advisory fee and/or reimburse certain expenses of ~~each~~ the Target Fund to the extent necessary to ensure that the Target Fund’s total operating expenses excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, ~~fees and expenses associated with instruments in other collective investment vehicles~~ borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation, do not exceed 0.99% (on an annual basis) of the Fund’s average daily net assets (the “Expense Limitation”). The Expense Limitation shall remain in effect until August 31, 2023, unless the Board of Trustees of Northern Lights Fund Trust approves its earlier termination. Once the Expense Limitation expires, the Fund’s expenses may increase. These fee waivers and expense reimbursements are subject to possible recoupment from the Target Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits and the expense limits at the time of recoupment. This agreement may only be terminated by the Board of Trustees on sixty days’ notice to Osterweis. (Prior to July 1, 2021, the Expense Limitation for the Target ~~Zeo Sustainable Credit~~ Fund was 1.25% of the Fund’s average daily net assets. Accordingly, the Total Annual Fund Operating Expenses do not correlate to the Ratio of Expenses to Average Net Assets Net of Waivers in the Financial Highlights.)

(3) Osterweis has agreed to waive its management fees and/or reimburse the ~~each~~ Acquiring Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of front-end or contingent deferred sales loads, taxes, ~~leverage,~~ interest expenses, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, ~~dividends or interest expenses on short positions,~~ and extraordinary expenses such as litigation) do not exceed 0.99% of the Fund’s average daily net assets through at least ~~June 30~~October 10, 2024. The operating expense limitation agreement can be terminated only by, or with the consent of, PMP’s Board of Trustees. Osterweis may request recoupment of previously waived fees and paid expenses from the ~~each~~ Acquiring Fund for up to 36 months from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Acquiring Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment. ~~At current expense limitation levels, such circumstances are not met and as such, no recoupment may occur.~~

6.Accounting Comment: In footnote 3 to the Fee table, please revise as appropriate with respect to the Osterweis Sustainable Credit Fund. As a reminder, please be sure to incorporate any changes made to the N-14 fee tables also to the prospectus filed under Form N-1A.

Response: The Trust has removed the two line items from the Short Duration Credit Fund and revised Footnotes (2) and (3) so that they only refer to the Sustainable Credit Fund and its Predecessor Fund. (See the revised notes in response to Accounting Comment 5 above.)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Zeo Short Duration Income Fund Target Fund	Osterweis Short Duration Credit Fund Acquiring Fund (Pro Forma)
	Class I	Investor Class
Management Fees	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses(1)	0.24%	0.10%
Total Annual Fund Operating Expenses	0.99%	0.85%
~~Less: Fee Waiver and/or Expense Reimbursement~~	~~—%~~	~~—%~~
~~Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)(3)~~	~~0.99%~~	~~0.85%~~

7.Accounting Comment: On page 29, in the second full paragraph, correct the reference from “Zeo” t0 “Osterweis” as the entity that entered into the OELA.

Response: The Trust has deleted the paragraph in its entirety as it was an inadvertent duplicate paragraph from the one shown two paragraphs above.

8.Accounting Comment: On page 33 under Federal Income Tax, please disclose the dollar amount of any capital loss carry forward as of the most practicable date (i.e., April 30, 2022).

Response: The Trust has added the disclosure as requested and shown below:

At April 30, 2022, the Target Funds had capital loss carry forwards for federal income tax purposes available to offset future capital gains and utilized capital loss carryforwards as follows:

Fund	Short-Term	Long-Term	Total	CLCF Utilized
Zeo Short Duration Income Fund	$6,134,182	$12,743,669	$18,877,851
Zeo Sustainable Credit Fund				$3,999

9.Accounting Comment: Please note that on Appendix pages E1 - E4 appear to be missing risk language for Zeo Sustainable Credit Fund.

Response: The Trust has reviewed the disclosure and determined that the risk language on pages E3 and E4 were simply mislabeled. The heading has now been changed to read:

“The following risks apply to the Zeo Sustainable Credit Fund.”

10.Accounting Comment: In the Statement for Additional Information, please correct the date references for the Financial Statements and the Annual Report to “April 30, 2022.”

Response: The Trust has updated the date references of the Annual Report to April 30, 2022 as requested.

* * * * * *

Disclosure Comments

1.Disclosure Comment: Please represent supplementally that the Funds will not sell shares under its registration statement filed pursuant to Rule 485(a) under the 1933 Act until the merger is consummated.

Response: The Trust represents supplementally that the Acquiring Funds will not commence operations under the registration statement filed on Form N-1A pursuant to Rule 485(a) under the 1933 Act, until after the Reorganizations are consummated.

2.Disclosure Comment: In the legal opinion, please remove “Income” from the Fund name so that it reads: “Osterweis Short Duration Credit Fund.”

Response: The legal opinion has been revised as corrected.

3.Disclosure Comment: In the legal opinion, the third paragraph reads, “Our opinion in paragraph 1 below...” The Staff notes that there is no “Paragraph 1” below. Please rephrase.

Response: The legal opinion has been revised as corrected.

4.Disclosure Comment: In the legal opinion, the penultimate paragraph states that “This opinion is solely for the benefit of the Trust and its shareholders and may not be otherwise quoted or relied upon by any person or entity without our prior express written consent.” The Staff notes that pursuant to Staff Legal Bulletin No. 19, the Staff does not accept any limitation of reliance. For instance, should Zeo Fund or Northern Trust shareholders not be permitted to rely on this opinion? As stated, the shareholders are not contemplated presently. Please revise accordingly.

Response: The legal opinion has been revised as suggested.

5.Disclosure Comment: Pursuant to Rule 436 under the 1933 Act, registration statements must include a consent of counsel to (1) be filed as an exhibit to the registration statement, (2) has reviewed or passed upon the information set forth in the registration statement, and (3) expressly state that the counsel consents to being named in registration statement. The last sentence of the legal opinion does not appear to adequately address the requirements.

Response: The legal opinion has been revised as suggested.

6.Staff Comment: On the Proxy Card, please be sure to bold the following text: “THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF NORTHERN LIGHTS FUND TRUST.”

Response: The proxy card has been revised as suggested.

7.Disclosure Comment: In the Form of Tax Opinion, the Staff observed that it does not appear to expressly consent to the prospectus discussion of the opinion. Please add appropriate reference in accordance with Section 7 under the 1933 Act.

Response: The legal opinion has been revised as suggested.

8.Disclosure Comment: Please include a provision in the N-14 prospectus discussing shareholder derivative rights. Include discussion regarding exclusive state forum and any corresponding risks. Additionally, as reiterated in the comments provided on August 18, 2022, please include a statement that the provision does not apply to federal security law claims. Be sure to add similar disclosure concerning shareholder derivative rights to the Funds’ prospectus filed under Rule 485(a).

Response: The Trust notes that on page 38 of the N-14, disclosure regarding shareholder derivative rights has already been included. The Trust added the paragraph below as suggested to page 38 of the N-14. The Trust has also added the requested shareholder derivative rights provisions to the Funds’ prospectus filed under Rule 485(a).

The Trust’s Declaration of Trust provides that the Business Litigation Section of the Superior Court of the Commonwealth of Massachusetts sitting in Suffolk County, Massachusetts shall be the exclusive forum in which certain types of litigation may be brought. Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Trust shall be (i) deemed to have notice of and consented to the provisions of this provision, and (ii) deemed to have waived any argument relating to the inconvenience of the judicial forum referenced above in connection with any action or proceeding described in provision. This provision does not apply to federal security law claims.

9.Disclosure Comment: In the event the shareholder meeting is switched from in-person to remote or virtual communication, please be sure to review applicable state law and governing documents to determine if such meetings are permitted. Confirm supplementally.

Response: The Trust has received confirmation from Northern Lights Fund Trust that its By-laws and its state of organization (Delaware) permit shareholder meetings to convene virtually.

10.Disclosure Comment: In the shareholder letter, please add a sentence noting that fees may increase after fee waivers expire.

Response: The Trust has added the following sentence as suggested:

Osterweis has entered into an Operating Expenses Limitation Agreement where it has agreed to reduce the advisory fees or waive each Fund’s expenses so that they will not exceed 0.99% (on an annual basis) of the Fund’s average daily net assets (“Expense Limitation”) for at least two years following the Reorganizations. However, should Osterweis ever choose to not extend the Expense Limitation Agreement beyond the initial two years after the Reorganizations, the Acquiring Funds’ fees and expenses could increase after the fee waivers expire.

11.Disclosure Comment: Please specify what would happen if one fund approves and the other does not approve. If appropriate, please clarify that one approval is not contingent upon the other.

Response: Please see the response to Accounting Comment #2 above.

12.Disclosure Comment: On the last page of the notice, it indicates that the “Chairman” of the shareholder meeting may adjourn the meeting. Please correct that to state that majority of shareholders present in person or by proxy at the meeting is required to adjourn.

Response: The Trust corrected the reference as suggested:

If the necessary quorum to transact business or the vote required to approve any proposal is not obtained at the Special Meeting, or if a quorum is obtained but sufficient votes required to approve ~~the Plan~~ either proposal are not obtained, the chairman of the Special Meeting, with the approval of the majority of shareholders present, may adjourn the Special Meeting one or more times to permit, in accordance with applicable law, further solicitation of proxies with respect to the proposals.

13.Disclosure Comment: In the Q&A section, please correct the response to Question 4 so that it correctly states that the “Acquiring Fund” will be assuming the liabilities of the Target Fund. Additionally, per the comment provided on August 18, 2022, please review the phrase “the distribution of the shares of each Target Fund pro rata to the shareholders of the corresponding Acquiring Fund.” It appears that the “Target” Fund needs to be replaced with “Acquiring” Fund and vice versa in both instances.

Response: Please see the response to Accounting Comment #3 above.

14.Disclosure Comment: In response to Question 5 of the Q&A section, consider rephrasing the sentence from saying the advisory agreements are “substantially similar” to saying they are “identical” in all material aspects.

Response: The Trust confirms that it has reviewed the Advisory Agreements and has confirmed that, except for the provisions noted, they are identical in all material aspects. Accordingly, the Trust responds by making the change as suggested:

Answer: Zeo provided written notice to the Northern Lights Board on March 23, 2022, that pursuant to the terms of its investment advisory agreements, it was resigning as investment adviser to the Target Funds effective April 30, 2022. As such, the prior advisory agreements between Zeo and Northern Lights Fund Trust, on behalf of the Zeo Short Duration Income Fund and Zeo Sustainable Credit Fund (the “Previous Advisory Agreements”) were terminated. As a result, the Northern Lights Board approved the Interim Advisory Agreement and New Advisory Agreement between Osterweis and Northern Lights Fund Trust, on behalf of the Zeo Short Duration Income Fund and Zeo Sustainable Credit Fund. The Interim Advisory Agreement took effect on the closing date of the Transition on May 1, 2022, and will remain in effect until the earlier of the closing date of the Reorganizations or 150 days following the closing date of the Transition. Pursuant to Rule 15a-4 under the Investment Company Act of 1940 (the “1940 Act”), compensation earned by Osterweis under the Interim Advisory Agreement is being held in escrow. The terms of the Interim Advisory Agreement and New Advisory Agreement, including the amount of compensation payable to Osterweis thereunder, are identical ~~substantially similar~~ to the terms of the Previous Advisory Agreements, except for the effective date, termination date and fee escrow provisions for the Interim Advisory Agreement only and the substitution of “Osterweis” for “Zeo.” Another difference is that rather than operate under two separate advisory agreements, going forward, the funds would operate under one advisory agreement. Once shareholders of the Target Funds approve the Interim Advisory Agreement, Osterweis will be able to receive the amounts held in escrow for its services provided to the Target Funds under the Interim Advisory Agreement. The New Advisory Agreement is set to take effect, upon shareholder approval, to ensure continued and uninterrupted management of the Target Funds. If the Reorganizations are approved, the New Advisory Agreement will only remain in effect until the closing of the Reorganizations.

15.Disclosure Comment: In response to Question 9 of the Q&A section, please address the new Adviser’s limit with respect to recoupment. Specifically, it appears that at the current expense limitation levels, the Osterweis Short Duration Credit Fund is already operating below the expense cap. The disclosure should note that Osterweis is not entitled to recoup expenses previously waived by Zeo.

Response: The Trust has added the following disclosure as suggested:

Osterweis is not entitled to recoup Target Fund expenses previously waived by Zeo. Accordingly, to the extent that Zeo waived its advisory fees or paid expenses of the Target Funds prior to May 1, 2022 when Osterweis became the adviser to the Target Funds, those amounts are not eligible to be recouped.

16.Disclosure Comment: In response to Question 16 of the Q&A section, please disclose if these expenses are non-recoupable and non-reimbursable.

Response: The Trust responds by adding the following sentence to the referenced section:

Osterweis will not seek reimbursement from the Funds for the expenses paid relating to the Reorganizations.

17.Disclosure Comment: In response to Question 18 of the Q&A section, please ensure that the language matches or is reconciled with the language in the shareholder letter.

Response: The Trust responds by revising the response to Question 18 to match the disclosure in the shareholder letter as follows:

~~If shareholders of the Target Funds do not approve the proposal for the Reorganizations, the Target Funds will continue operations as series of Northern Lights Fund Trust, and the Northern Lights Board will take such action as it deems necessary and in the best interests of the Target Funds and its shareholders.~~

If the proposal for the Reorganizations is not approved by shareholders, the Target Funds will continue operating as series of Northern Lights Fund Trust under the New Advisory Agreement (if approved), and the Northern Lights Board will consider alternatives for the Target Funds including soliciting approval of a new proposal or take such action as it deems necessary in the best interest of the Target Funds and their shareholders.

18.Disclosure Comment: On page 2 of the Notice, it states that further solicitation may be needed for approval of the Plan; however, it doesn’t make any mention about whether further solicitation would be needed for approval of the advisory agreements.

Response: The Trust has corrected the paragraph to reference both proposals. (See response to Disclosure Comment #12 above.)

19.Disclosure Comment: On Page 2 of Proposal 1, please ensure that any differences in shareholder rights are disclosed.

Response: The Trust has responded by adding the following sentence where indicated:

As further described below, there are no material differences in shareholder rights between the two states of organization.

20.Disclosure Comment: On page 26, please clarify that the disclosure following the table applies to both funds.

Response: The Trust has clarified that the paragraphs following the Investment Restriction table by inserting a sub-heading labeled: “Target Funds and Acquiring Funds.”

21.Disclosure Comment: On page 28, please clarify that Osterweis is not eligible to recoup any expenses previously waived by Zeo.

Response: See response to Disclosure Comment #15 above.

22.Disclosure Comment: On page 29, please correct the reference from Zeo to Osterweis regarding the party who has “contractually agreed to reduce the investment advisory fee...”

Response: See response to Accounting Comment #7 above.

23.Disclosure Comment: On page 33, please state the amount of capital loss or carry forward.

Response: See response to Accounting Comment #8 above.

24.Disclosure Comment: On page 32, please note what will happen if one fund approves and the other does not.

Response: As suggested, the Trust has added the disclosure noted above to the referenced section. See response to Accounting Comment #2 above.

25.Disclosure Comment: On page 39, please confirm that 40% of each series will need to be present for quorum. If that is not the case, please state why not.

Response: The Trust confirms that 40% of each series will need to be present for a quorum. Accordingly, the Trust has added the following disclosure to the location referenced:

The holders of 40% of the shares of each Target Fund entitled to vote present in person or by proxy constitute a quorum for the transaction of business with respect to the Target Funds.

26.Disclosure Comment: In the revised N-14, consider separating proposal 2 into two different proposals.

Response: The Trust responds by noting that shareholders of the Target Funds are being asked to approve the Interim Advisory Agreement and the New Advisory Agreement as one proposal because it is likely that the Interim Advisory Agreement will expire prior to the consummation of the Reorganization. Accordingly, it is essential that the New Advisory Agreement be approved simultaneously with the Interim Advisory Agreement to ensure the continuity of the Funds’ management. The SEC staff has previously stated that it will not object “to ‘bundling’ proxy proposals in the following circumstances:.… “b. Inextricably Intertwined Proposals. The staff has not required separate proposals if the proposals would be impractical to separate. c. Merger Proposals. A vote to merge with another fund may carry with it approval of new advisory contracts, Rule 12b-1 plans, and other matters necessary to implement the merger.” Investment Co. Filing Guidance – 1995 (pub. avail. Feb. 3, 1995).

The Trust contends that the rationale to bundle Proposal 2 falls squarely under the examples noted in the SEC’s old filing guidance as outlined above.

27.Disclosure Comment: In response to Question 1 of the Q&A section, please revise the sentence in the second paragraph so that it is clear that the period discussed is for the gap between the expiration of the interim advisory agreement and when Reorganizations are expected to be consummated.

Response: The Trust responds by adding the following sentence to the referenced paragraph:

Osterweis will continue managing the Target Funds under the New Advisory Agreement during any gap in time between when the Interim Advisory Agreement expires and the Reorganizations are consummated.

28.Disclosure Comment: On page 4, in the Summary Comparison of Funds, under the annual fund operating expenses and expense reimbursement, please remove the line because waiver is in effect and does not appear in the table.

Response: The Trust has removed the line items as suggested. See the response to Accounting Comment #6 above.

29.Disclosure Comment: On page 43, in the first paragraph, please specify which meeting is being referenced. Also, please review this paragraph to remove repetitive sentences.

Response: The Trust has made the change as suggested and shown below:

At the ~~a~~ meeting of the Board of Trustees held on April 14, 2022, the Northern Lights Board received and reviewed substantial information regarding the Acquiring Funds, Osterweis and the services to be provided by Osterweis to the Acquiring Funds under the Interim and New Advisory Agreements. ~~This information formed the primary (but not exclusive) basis for the Northern Lights Board’s determination.~~ Below is a summary of the factors considered by the Northern Lights Board and the conclusions that formed the primary (but not exclusive) basis for the Northern Lights Board’s approval of the Interim and New Advisory Agreements:

30.Disclosure Comment: On page 43, it appears the Board’s discussion of fees and expenses contemplates how net fees are high with reference to the expense limitation factored in. However, without the expense limitation, fees may be considerably higher. Please clarify if the Board considered this, and if so, please discuss.

Response: The Trust responds supplementally by noting that the disclosure discussing the Northern Lights Fund Board’s considerations is complete as is. The Adviser has confirmed that it represented to the Board that it would maintain the Funds’ expense limitations for at least two years after the Reorganizations.

31.Disclosure Comment: On page 43, please clarify and disclose what vote is needed to adjourn the shareholder meeting.

Response: The Trust responds by making the requested change. The added disclosure noted in response to Disclosure Comment #12 above has been included on page 43.

32.Disclosure Comment: On page 45, please provide disclosure regarding broker non votes.

Response: The Trust has revised the referenced disclosure on page 45 as follows:

Abstentions do not represent votes cast for a proposal but will be counted for purposes of determining whether a quorum is present.

“Broker non-votes” are proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a particular matter with respect to which the brokers or nominees do not have discretionary power to vote. Ordinarily, broker non-votes, if any, would be counted as shares present and entitled to vote for purposes of determining whether a quorum is present, but would not be counted as a vote in favor of the Proposal.

However, pursuant to certain rules promulgated by the New York Stock Exchange LLC that govern the voting by such broker-dealers, a broker-dealer holding shares of record for a beneficial owner may not exercise discretionary voting power with respect to certain non-routine matter. Because both Proposals are considered non-routine and are the only proposals expected to be voted on at the Meeting, the Target Funds do not expect to receive any broker non-votes in connection with this solicitation. Accordingly, the Target Funds expect that broker non-votes will have no impact on establishing quorum or the votes cast for or against the Proposals.

~~“Broker non-votes” are shares held by a broker or nominee as to which instructions have not been received from the beneficial owners or persons entitled to vote, and the broker or nominee does not have discretionary voting power but for which a broker or nominee returns the proxy card or otherwise votes without actually voting on a proposal.~~

33.Disclosure Comment: In the first paragraph on page 2 of SAI, please remove hyperlinks to the Acquiring Funds’ annual report and semi-annual report as they do not pertain to the Funds. statements.

Response: The Trust responds by removing the hyperlinks as requested.

34.Disclosure Comment: On page 2 of the SAI, please update the hyperlinks and references to paragraph (ii) to the latest annual report.

Response: The Trust responds by updating the reference and the hyperlink as requested. The Trust has removed reference to the semi-annual report.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at carl.gee@usbank.com or (414) 765-6873 or Elaine Richards at elaine.richards@usbank.com or (626) 914-7363.

Sincerely,

/s/ Carl G. Gee
Carl G. Gee
Vice President and Secretary
Professionally Managed Portfolios